Exhibit 4.10

DESCRIPTION OF SECURITIES

REGISTERED UNDER SECTION 12 OF THE EXCHANGE ACT

Provectus Biopharmaceuticals, Inc. (“Provectus”, “we” or “our”) has one class of securities registered under Section 12 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”): our Common Stock.

Description of Common Stock

The following description of our Common Stock is a summary and does not purport to be complete. It is subject to and qualified in its entirety by reference to our Certificate of Incorporation, as amended (the “Certificate of Incorporation”), and our Bylaws, as amended (the “Bylaws”), each of which is incorporated by reference as an exhibit to the Annual Report on Form 10-K, of which this Exhibit is a part. We encourage you to read our Certificate of Incorporation, our Bylaws and the applicable provisions of the Delaware General Corporation Law, for additional information.

Authorized Shares of Capital Stock

Our authorized capital stock consists of 1,000,000,000 shares of common stock, $0.001 par value per share (“Common Stock”), and 25,000,000 shares of preferred stock, $0.001 par value per share (“Preferred Stock”). As of December 31, 2019, 389,889,475 shares of Common Stock were issued and outstanding. The outstanding shares of our Common Stock are duly authorized, validly issued, fully paid, and nonassessable.

Voting Rights

Holders of Common Stock are entitled to one vote per share on all matters voted on by the stockholders, including the election of directors. Our Common Stock does not have cumulative voting rights.

Dividend Rights

Subject to the rights of holders of outstanding shares of Preferred Stock, if any, the holders of Common Stock are entitled to receive dividends, if any, as may be declared from time to time by the Company’s Board of Directors (the “Board”) in its discretion out of funds legally available for the payment of dividends.

Liquidation Rights

In the event of our dissolution, liquidation or winding up, holders of our Common Stock are entitled to share ratably in any assets remaining after the satisfaction in full of the prior rights of creditors and the aggregate liquidation preference of any Preferred Stock then outstanding.

Other Rights and Preferences

Holders of our Common Stock do not have any conversion, redemption, sinking fund or preemptive rights.

Certain Anti-Takeover Effects

Provisions of our Certificate of Incorporation and Bylaws may delay or discourage transactions involving an actual or potential change of control or change in our management, including transactions in which stockholders might otherwise receive a premium for their shares, or transactions that our stockholders might otherwise deem to be in their best interests. Therefore, these provisions could adversely affect the price of our Common Stock. Among other things, our Certificate of Incorporation and Bylaws will:

●	permit our Board to issue up to 25,000,000 shares of Preferred Stock, with any rights, preferences and privileges as they may designate;

●	provide that all vacancies on our Board, including as a result of newly created directorships, may, except as otherwise required by law, be filled by the affirmative vote of a majority of directors then in office, even if less than a quorum;

●	require that any action to be taken by our stockholders must be effected at a duly called annual or special meeting of stockholders and not be taken by written consent;

●	provide that stockholders seeking to present proposals before a meeting of stockholders or to nominate candidates for election as directors at a meeting of stockholders must provide advance notice in writing, and also specify requirements as to the form and content of a stockholder’s notice;

●	not provide for cumulative voting rights, thereby allowing the holders of a majority of the shares of Common Stock entitled to vote in any election of directors to elect all of the directors standing for election; and

●	provide that special meetings of our stockholders may be called only by the Board or by such person or persons requested by a majority of the Board to call such meetings.

Preferred Stock

The rights, preferences and privileges of the holders of our Common Stock are subject to, and may be adversely affected by, the rights of the holders of shares of any series of Preferred Stock that we have designated and issued, or may designate and issue in the future. Under our Certificate of Incorporation, we are authorized to issue up to 25,000,000 shares of Preferred Stock, from time to time in one or more series, in any manner permitted by law, as determined from time to time by our Board, and stated in the resolution or resolutions providing for the issuance of such shares adopted by our Board. Without limiting the generality of the foregoing, shares in such series shall have voting powers, full or limited, or no voting powers, and shall have such designations, preferences and relative, participating, optional, or other special rights, and qualifications, limitations, or restrictions thereof, permitted by law, as shall be stated in the resolution or resolutions providing for the issuance of such shares adopted by our Board. The number of shares of any such series so set forth in the resolution or resolutions may be increased (but not above the total number of authorized shares of Preferred Stock) or decreased (but not below the number of shares thereof then outstanding) by further resolution or resolutions adopted by the Board. As of December 31, 2019, 100 shares of Series B Preferred Stock were issued and outstanding.

Series B Convertible Preferred Stock

The following summary of certain terms and provisions of the Series B Preferred Stock is subject to, and qualified in its entirety by reference to, the terms and provisions set forth in our certificate of designation of preferences, rights and limitations of the Series B Preferred Stock, which is incorporated by reference as an exhibit to the Annual Report on Form 10-K, of which this Exhibit is a part (the “Certificate of Designation”).

Our Series B Preferred Stock is convertible into shares of our Common Stock (subject to the beneficial ownership limitations as provided in the related Certificate of Designation), at the Adjusted Conversion Price equal to $0.0533 per share of Common Stock, subject to adjustment as provided in the Certificate of Designation, at any time at the option of the holder prior to the fifth anniversary of the date of issuance, at which time all shares of outstanding Series B Preferred Stock shall automatically and without any further action by the holder be converted into shares of our Common Stock at the then effective conversion price, provided that the holder will be prohibited from converting Series B Preferred Stock into shares of our Common Stock if, as a result of such conversion, the holder, together with its affiliates, would own more than 4.99% of the total number of shares of our Common Stock then issued and outstanding. However, any holder may increase or decrease such percentage to any other percentage not in excess of 9.99%, provided that any increase in such percentage shall not be effective until 61 days after such notice to us.

The holders of Series B Preferred Stock will be entitled to receive cumulative dividends at the rate per share of 8% per annum of the stated value per share, until the fifth anniversary of the date of issuance of the Series B Preferred Stock. The dividends become payable, at our option, in either cash, out of any funds legally available for such purpose, or in shares of Common Stock, (i) upon any conversion of the Series B Preferred Stock, (ii) on each such other date as our Board may determine, subject to written consent of the holders of Series B Preferred Stock holding a majority of the then issued and outstanding Series B Preferred Stock, (iii) upon our liquidation, dissolution or winding up, and (iv) upon occurrence of a fundamental transaction, including any merger or consolidation, sale of all or substantially all of our assets, exchange or conversion of all of our Common Stock by tender offer, exchange offer or reclassification; provided, however, that if Series B Preferred Stock is converted into shares of Common Stock at any time prior to the fifth anniversary of the date of issuance of the Series B Preferred Stock, the holder will receive a make-whole payment in an amount equal to all of the dividends that, but for the early conversion, would have otherwise accrued on the applicable shares of Series B Preferred Stock being converted for the period commencing on the conversion date and ending on the fifth anniversary of the date of issuance, less the amount of all prior dividends paid on such converted Series B Preferred Stock before the date of conversion. Make-whole payments are payable at our option in either cash, out of any funds legally available for such purpose, or in shares of Common Stock.

With respect to any dividend payments and make-whole payments paid in shares of Common Stock, the number of shares of Common Stock to be issued to a holder of Series B Preferred Stock will be an amount equal to the quotient of (i) the amount of the dividend payable to such holder divided by (ii) the conversion price then in effect. Because the conversion price in effect on the Price Reset Date exceeded 85% of the average of the 45 lowest volume weighted average trading prices of the Common Stock during the period commencing on the date of issuance of the Series B Preferred Stock and ending on the Price Reset Date, the conversion price was reset to the Adjusted Conversion Price and shall be further subject to adjustment as provided in the Certificate of Designation. In either case, if a holder of Series B Preferred Stock converted its shares of Series B Preferred Stock prior to any such price reset event, then such holder was entitled to receive shares of Common Stock equal to the difference between the conversion price and the Adjusted Conversion Price.

In the event of our liquidation, dissolution, or winding up, holders of our Series B Preferred Stock will be entitled to receive the amount of cash, securities or other property to which such holder would be entitled to receive with respect to such shares of Series B Preferred Stock if such shares had been converted to Common Stock immediately prior to such event (without giving effect for such purposes to the 4.99% or 9.99% beneficial ownership limitation, as applicable) subject to the preferential rights of holders of any class or series of our capital stock specifically ranking by its terms senior to the Series B Preferred Stock as to distributions of assets upon such event, whether voluntarily or involuntarily.

The holders of the Series B Preferred Stock have no voting rights, except as required by law. Any amendment to our Certificate of Incorporation, Bylaws or Certificate of Designation that adversely affects the powers, preferences and rights of the Series B Preferred Stock requires the approval of the holders of a majority of the shares of Series B Preferred Stock then outstanding.

Series D Preferred Stock

In connection with the 2017 financing and 2020 financing, the Company has issued convertible notes that are convertible into shares of a yet-to-be designated Series D Preferred Stock. The Series D Preferred Stock will have a first priority right to receive proceeds from the sale, liquidation or dissolution of the Company or any of the Company’s assets (each, a “Company Event”).

If a Company Event occurs within two (2) years of the date of issuance of the Series D Preferred Stock (the “Date of Issuance”), the holders of Series D Preferred Stock will receive a preference of four times (4x) their respective investment amount. If a Company Event occurs after the second (2nd) anniversary of the Date of Issuance, the holders of the Series D Preferred Stock will receive a preference of six times (6x) their respective investment amount.

The Series D Preferred Stock will be convertible at the option of the holders thereof into shares of Common Stock based on a formula to achieve a one-for-ten conversion ratio. The Series D Preferred Stock will automatically convert into shares of Common Stock upon the fifth (5th) anniversary of the Date of Issuance.

On an as-converted basis, the Series D Preferred Stock will carry the right to ten (10) votes per share. The Series D Preferred Stock will not have any dividend preference but will be entitled to receive, on a pari passu basis, dividends, if any, that are declared and paid on any other class of the Company’s capital stock. The holders of Series D Preferred Stock will not have anti-dilution protection.

As of December 31, 2019, and through the date of filing of the Company’s Annual Report on Form 10-K for the year ended December 31, 2019, the Series D Preferred Stock had not been designated by the Board.

Transfer Agent and Registrar

Broadridge Financial Solutions, Inc. is the transfer agent and registrar for our Common Stock.

Listing

Our Common Stock is traded on the OTCQB Marketplace under the trading symbol “PVCT.”